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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                DATIGEN.COM, INC.
                                (Name of Issuer)

                      Shares of Common Stock, No Par Value
                         (Title of Class of Securities)

                                   238162 10 1
                                 (CUSIP Number)

                                   Amir Uziel
                                    President
                          c/o David Lubin & Associates
                              92 Washington Avenue
                              Cedarhurst, NY 11516
                                 (516) 569-9629
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 23, 2005
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 238162 10 1
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Aharon Y. Levinas
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2. Check the Appropriate Box if a Member of a Group
       (See Instructions) (a) [__] (b) [__]
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3. SEC Use Only

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4. Source of Funds (See Instructions) OO

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)

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6.  Citizenship or Place of Organization:

    United States
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                                    7.  Sole Voting Power
Number of                                     *(1)(2)(3)
Shares Beneficially
Owned by                            8.  Shared Voting Power
by Each                                      -0-
Reporting
Person With                         9.  Sole Dispositive Power
                                              *(1)

                                    10. Shared Dispositive Power
                                             -0-

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    *(1)(2)(3)

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13. Percent of Class Represented by Amount in Row (11)
    *(1)(2)(3)

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14. Type of Reporting Person (See Instructions)
    IN

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(1) The Reporting Person will be issued the number of shares of common stock, no par value, of the Issuer's common stock which will constitute, when there has been an aggregate of $1,000,000 invested in the Issuer, (or such earlier date as agreed upon between the Issuer and the Reporting Person) twenty (20%) percent of all of the Issuer's issued and outstanding common stock.
(2) The Reporting Person will be issued additional shares of common stock in an amount equal to 20% of the issued and outstanding shares of the Issuer if, prior to June 23, 2005, $400,000 is not invested in the development of the Issuer's Battery Brain product. If less than $400,000 is invested, said 20% shall be pro rated based on the actual amount invested.
(3) Within the next two years the Issuer agreed to use its best efforts to (a) consummate an equity raise of not less than $1,500,000 dollars at a post-money valuation of not less than $12,000,000; provided, that all equity raises within 120 days after March 23, 2005 which are based on a post-money valuation which is $10,500,000 or greater, shall be counted toward the $1,500,000; or (b) generate revenue for the Battery Brain product in the aggregate amount of $2,000,000. If the Issuer does not achieve either (a) or (b) at any time on or prior to March 23, 2007, then Reporting Person shall be entitled to receive additional shares of common stock in an amount equal to 20% of the outstanding share capital on a fully-diluted basis (calculated as of said date).

Item 1. Security and Issuer

Security:         Common Stock, no par value (the "Common Stock")
                  (CUSIP No. 238162 10 1)

Issuer:           Datigen.com, Inc.
                  c/o David Lubin & Associates
                  92 Washington Avenue
                  Cedarhurst, NY 11516
                  (516) 569-9629

Item 2. Identity and Background

(a) The name of the person filing this statement: Aharon Y. Levinas (the "Reporting Person").

(b) Address for the Reporting Person: 28 Osprey Road, Key Largo, FL 33037.

(c) Principal Business: the Reporting Person is the owner and chief executive officer of Purisys, Inc., a New Jersey corporation having an address at 28 Osprey Road, Key Largo, FL 33037, which was engaged in the development, manufacturing, and distribution of the Battery Brain product until it transferred its assets to the Issuer on March 23, 2005.

(d) During the last five years, neither the Reporting Person nor any other person listed in (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor any other person listed in (a) above was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Reporting Person: United States

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired his shares of common stock of the Company pursuant to the Asset Purchase Agreement, dated March 23, 2005, among the Issuer, the Reporting Person, and Purisys, Inc, a New Jersey corporation wholly owned by the Reporting Person. In consideration for $100,000 and for the issuance of the Issuer's shares to the Reporting Person, the Reporting Person, in his capacity as sole shareholder, director, and officer of Purisys, Inc., caused Purisys, Inc. to convey to the Issuer all the assets constituting the Battery Brain product which were owned by Purisys, Inc.

Item 4. Purpose of Transaction

The purpose of the transaction was for the Issuer to acquire from the Reporting Person and his wholly owned company, Purisys, Inc., the assets constituting the Battery Brain product, so that the Issuer can engage in the manufacture, distribution, and sale of the Battery Brain product.

Pursuant to the Asset Purchase Agreement, dated March 23, 2005, among the Issuer, the Reporting Person, and Purisys, Inc., the Reporting Person will be issued the number of shares of common stock, no par value, of the Issuer's common stock which will constitute, when there has been an aggregate of $1,000,000 invested in the Issuer, (or such earlier date as agreed upon between the Issuer and the Reporting Person) twenty (20%) percent of all of the Issuer's issued and outstanding common stock. The Reporting Person will be issued additional shares of common stock in an amount equal to 20% of the issued and outstanding shares of the Issuer if, prior to June 23, 2005, $400,000 is not invested in the development of the Issuer's Battery Brain product. If less than $400,000 is invested, said 20% shall be pro rated based on the actual amount invested. In addition, within the next two years the Issuer agreed to use its best efforts to (a) consummate an equity raise of not less than $1,500,000 dollars at a post-money valuation of not less than $12,000,000; provided, that all equity raises within 120 days after March 23, 2005 which are based on a post-money valuation which is $10,500,000 or greater, shall be counted toward the $1,500,000; or (b) generate revenue for the Battery Brain product in the aggregate amount of $2,000,000. If the Issuer does not achieve either (a) or (b) at any time on or prior to March 23, 2007, then the Reporting Person shall be entitled to receive additional shares of common stock in an amount equal to 20% of the outstanding share capital on a fully-diluted basis (calculated as of said date).

In addition, on March 23, 2005, the Reporting Person and his son, Tamir Levinas, were appointed as directors of the Issuer, and the Reporting Person was appointed as Chief Technology Officer of the Company.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person will be issued the number of shares of common stock, no par value, of the Issuer's common stock which will constitute, when there has been an aggregate of $1,000,000 invested in the Issuer, (or such earlier date as agreed upon between the Issuer and the Reporting Person) twenty (20%) percent of all of the Issuer's issued and outstanding common stock. The Reporting Person will be issued additional shares of common stock in an amount equal to 20% of the issued and outstanding shares of the Issuer if, prior to June 23, 2005, $400,000 is not invested in the development of the Issuer's Battery Brain product. If less than $400,000 is invested, said 20% shall be pro rated based on the actual amount invested. In addition, within the next two years the Issuer agreed to use its best efforts to (a) consummate an equity raise of not less than $1,500,000 dollars at a post-money valuation of not less than $12,000,000; provided, that all equity raises within 120 days after March 23, 2005 which are based on a post-money valuation which is $10,500,000 or greater, shall be counted toward the $1,500,000; or (b) generate revenue for the Battery Brain product in the aggregate amount of $2,000,000. If the Issuer does not achieve either (a) or (b) at any time on or prior to March 23, 2007, then the Reporting Person shall be entitled to receive additional shares of common stock in an amount equal to 20% of the outstanding share capital on a fully-diluted basis (calculated as of said date).

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock of the Issuer currently owned by him.

(c) Except for the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Asset Purchase Agreement, dated March 23, 2005, among the Issuer, the Reporting Person, and Purisys, Inc., the Reporting Person will be issued the number of shares of common stock, no par value, of the Issuer's common stock which will constitute, when there has been an aggregate of $1,000,000 invested in the Issuer, (or such earlier date as agreed upon between the Issuer and the Reporting Person) twenty (20%) percent of all of the Issuer's issued and outstanding common stock. The Reporting Person will be issued additional shares of common stock in an amount equal to 20% of the issued and outstanding shares of the Issuer if, prior to June 23, 2005, $400,000 is not invested in the development of the Issuer's Battery Brain product. If less than $400,000 is invested, said 20% shall be pro rated based on the actual amount invested. In addition, within the next two years the Issuer agreed to use its best efforts to (a) consummate an equity raise of not less than $1,500,000 dollars at a post-money valuation of not less than $12,000,000; provided, that all equity raises within 120 days after March 23, 2005 which are based on a post-money valuation which is $10,500,000 or greater, shall be counted toward the $1,500,000; or (b) generate revenue for the Battery Brain product in the aggregate amount of $2,000,000. If the Issuer does not achieve either (a) or (b) at any time on or prior to March 23, 2007, then the Reporting Person shall be entitled to receive additional shares of common stock in an amount equal to 20% of the outstanding share capital on a fully-diluted basis (calculated as of said date).

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Asset Purchase Agreement, dated March 23, 2005, among the Issuer, the Reporting Person, and Purisys, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April ____, 2005


                                                     /s/ Aharon Y. Levinas
                                                     ---------------------
                                                     AHARON Y. LEVINAS



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                           ASSET PURCHASE AGREEMENT

      ASSET PURCHASE AGREEMENT (this "Agreement"), dated as of March 23, 2005, among PURISYS, INC., a New Jersey corporation (the "Seller"), AHARON Y. LEVINAS (the "Principal") and DATIGEN.COM, INC., a Utah corporation (the "Purchaser").

                             W I T N E S S E T H:

      WHEREAS, Principal is the inventor of the Battery Brain product and the sole shareholder of the Seller; and

      WHEREAS, the Seller is engaged in designing, developing, manufacturing and marketing the Battery Brain Product; and

      WHEREAS, the Purchaser desires to acquire from the Seller, and the Seller desires to sell to the Purchaser, all of the Seller's assets constituting the Battery Brain product, (the "Battery Brain Product"), upon the terms and subject to the conditions set forth in this Agreement; and

      WHEREAS, the Board of Directors of the Purchaser has determined that it is in the best interests of the Purchaser and its stockholders, and the Board of Directors and the stockholder of the Seller have determined that it is in the best interests of the Seller and its stockholder, for the Purchaser to purchase the assets of the Seller constituting the Battery Brain Product (the "Asset Purchase") upon the terms and conditions set forth herein; and

      WHEREAS, for Federal income tax purposes, it is intended that the Asset Purchase shall qualify as a tax-free reorganization under the provisions of
Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended.

      NOW,   THEREFORE,   in  consideration  of  the  premises  and  the  mutual
representations, warranties, covenants and agreements hereinafter set forth, the parties do hereby agree as follows:

1.    CERTAIN DEFINITIONS.

      1.1 Defined Terms. As used in this Agreement, the following terms shall have the meanings specified or referred to below:

            "Affiliate" of any Person shall mean any Person which, directly or indirectly, controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

            "Agreement" shall have the meaning set forth in the recitals.

            "Asset Purchase" shall have the meaning set forth in the recitals.

            "Assets" shall have the meaning set forth in Section 2.1.

            "Assigned Contracts" shall mean all contracts, agreements, guaranties, plans, policies and arrangements, whether written or oral, relating to the business of the Seller to which the Seller or the Principal is a party or to which the business of the Seller is subject, including, without limitation, all customer orders and purchase orders for services to be rendered that are yet to be performed, fulfilled or completed and, in each case, any claim or right or any benefit thereunder or resulting therefrom including, without limitation, any right to indemnification.

             "Assumed Liabilities" shall mean the obligations and liabilities of the Seller as set forth on Schedule 2.2, including, without limitation, all contracts, agreements, guaranties, warranties, policies and arrangements, whether written or oral, relating to the Battery Brain Product such as all customer orders and purchase orders for services to be rendered that are yet to be performed, fulfilled or completed and, in each case, any claim or right or any benefit thereunder or resulting therefrom including, without limitation, any right to indemnification.

            "Battery Brain Product" shall have the meaning set forth in the recitals.

            "Business Day" shall mean any day that is not a Saturday or a Sunday or a day on which banks located in New York City are authorized or required to be closed.

            "Cash  Consideration"  shall  have  the  meaning  ascribed  to it in
Section 2.4(a) below.

            "Closing" shall have the meaning set forth in Section 3.1.

            "Closing Date" shall have the meaning set forth in Section 3.1.

            "Code" shall mean the Internal Revenue Code of 1986, as amended. All citations to the Code or to the regulations promulgated thereunder shall include any amendments or any substitute or successor provisions thereto.

            "Confidential  Information"  shall  have the  meaning  set  forth in
Section 4.13(i).

            "Consultants" shall have the meaning set forth in Section 4.13(h).

            "Contemplated Transactions" shall mean the Asset Purchase and the execution, delivery and performance of and compliance with this Agreement and all other agreements to be executed and delivered pursuant to this Agreement.

            "Contract" shall mean all contracts, agreements, commitments, notes, bonds, deeds of trust, indentures, leases, mortgages, arrangements, instruments, documents of any nature or description that a Person is party to or obligated by.

            "Damages" shall have the meaning set forth in Section 7.1.

            "Dollars" or "$" shall mean United States dollars.

            "Encumbrance" shall mean any security interest, pledge, mortgage, lien, charge, encumbrance, license, easement, right-of-way, cloud on title, adverse claim, preferential arrangement or restriction of any kind, including, but not limited to, any restriction on the use, voting, transfer, receipt of income, claims, charges, actions, suits, proceedings, hypothecation, preemptive rights, right of first refusal or other rights or restrictions or encumbrances of any kind. or other exercise of any attributes of ownership.

            "Equity  Consideration"  shall have the  meaning  ascribed  to it in
Section 2.4(b) below.

            "Governmental Body" shall mean any United States federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder.

            "Intellectual Property" shall mean any and all: (a) invention registrations, (b) patents (including but not limited to design patents), patent registrations, patent disclosures patent applications and inventions (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations) and all improvements to the inventions disclosed in each such registration, patent or application, (c) trademarks, trademark rights, business identifiers, service marks, trade dress, logos, trade names, brand names and corporate names (and any derivations thereof), whether or not registered, including but not limited to all common law rights, and registrations and applications for registration thereof, including, but not limited to, all marks registered in any trademark offices throughout the world, (d) registered and unregistered copyrights in both published works and unpublished works (including but not limited to copyrights on designs) and registrations and applications for registration thereof, (e) computer software, including, without limitation, source code, operating systems and specifications, data, data bases, files, documentation and other materials related thereto, data and documentation, (f) all know-how, ideas, formulae, compositions, manufacturing and production processes and techniques, development information, discoveries, improvements, trade secrets, employee covenants and agreements respecting intellectual property and non-competitions, and confidential or proprietary, technical and business information (including but not limited to ideas, pricing information, client lists and other data, formulas, compositions, inventions, and conceptions of inventions whether patentable or unpatentable and whether or not reduced to practice), (g) whether or not confidential, technology (including know-how and show-how), production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (h) mask works and rights therein; (i) all documentation relating to design and development, block diagrams, hardware design diagrams and files, software source codes and development tools, manufacturing files, integration and test procedures, brochures, product specifications, marketing and customer care related information, and database of customer relations; (j) all contracts or agreements granting any right, title, license or privilege under the intellectual property rights of any third party; and (k) all registrations of any of the foregoing, all applications thereof, all goodwill associated therewith accruing from the dates of first use thereof, and all rights associated with the foregoing.

            "IRS" shall mean the Internal Revenue Service.

            "Laws" shall mean all federal, state, local, regional,  municipal or
foreign  laws,  statutes,  rules,  regulations,   ordinances,   codes,  decrees,
judgments, orders or other legal requirements.

            "Letter of Intent" shall mean the letter agreement dated December 15, 2004 regarding a transaction among the Parties, as amended on February 28, 2005.

            "Party" shall mean any of the Purchaser, the Seller or the Principal.

            "Person" shall mean any individual,  corporation,  limited liability
company,   partnership,   joint  venture,  trust,  association,   unincorporated
organization, other entity or Governmental Body.

            "Purchase Price" shall have the meaning set forth in Section 2.4.

            "Records" shall have the meaning set forth in Section 2.1(iii).

            "Securities  Act"  shall  have the  meaning  set  forth  in  Section
4.20(a).

            "Seller Approvals" shall have the meaning set forth in Section 4.5.

            "Shares" shall have the meaning set forth in Section 2.4(b).

            "Signing Date" shall mean the signing date of this Agreement by the Parties. For purposes of clarification, the Signing Date and the Closing Date shall be identical (i.e., the same date)

            "Tax", "Taxes" or "Taxable" shall mean all taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any Governmental Body and shall include any transferee liability in respect of Taxes.

            "Tax Returns" shall mean any federal, state, local or foreign return, report, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Body in connection with the determination, assessment or collection of any Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes.

            "Third Party Intellectual Property Rights" shall have the meaning ascribed to it in Section 4.13(c) below.

            "Transaction Documents" shall mean, collectively, this Agreement and any and all agreements, exhibits, schedules, certificates, instruments and other documents contemplated hereby or executed and delivered in connection herewith.

            "Unassumed Liabilities" shall mean, other than any Assumed Liabilities, any and all liabilities, duties and obligations of, and claims against or relating to, the Seller or the Principal or the ownership, possession or use of any of the Assets prior to the Closing, whether accrued, unaccrued, absolute, contingent, known or unknown, asserted or unasserted and whether now existing or arising at any time prior to, at, or after the Closing (including, without limitation, all liabilities of the Seller to its stockholder, or to any employee, consultant, officer or director of the Seller, or to their respective spouses and/or children and/or Affiliates, in any amount whatsoever, and all liabilities of the Seller with respect to this Agreement or the Contemplated Transactions, including, without limitation, legal and accounting fees) and any Encumbrance upon any of the Assets.

            1.2 Construction. As used in this Agreement, the masculine, feminine or neuter gender and the singular or plural numbers shall each be deemed to include the other whenever the context so requires. This Agreement shall be construed as a whole and in accordance with its fair meaning and without regard to any presumption or other rule requiring construction against the Party causing this Agreement or any part hereof to be drafted. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rules of strict construction will be applied against any Party. The Parties acknowledge that each Party has reviewed this Agreement and has had the opportunity to have it reviewed by legal counsel of its own choosing. All Parties have agreed that David Lubin & Associates has acted as counsel to all Parties hereto. If any words or phrases are stricken or otherwise eliminated, whether or not other words or phrases have been added, this Agreement shall be construed as if the words or phrases stricken or otherwise eliminated were never included in this Agreement.

2.    PURCHASE AND SALE OF ASSETS.

      2.1 Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth herein, and on the basis of the representations and warranties contained herein, at the Closing, the Seller shall sell, convey, transfer, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all of Seller's right, title and interest in and to the assets of the Seller relating to the Battery Brain Product of every kind, nature and description, personal, tangible and intangible, including without limiting the generality of the foregoing:

            (i) all of Seller's  Intellectual  Property  relating to the Battery
      Brain  Product  ("Seller's  Intellectual  Property"),   including  without
      limitation United States Patent No. 6,424,511 B1 issued July 23, 2002;

            (ii) all rights and incidents of interest in and to all licenses, franchises, grants, easements, exceptions, certificates, consents, permits, approvals, orders and other authorizations of any Governmental Body relating to the Assets (the "Seller Licenses");

            (iii) all documents and records relating to the Assets (including without limitation, all employment and personnel records, technical design and know-how, sales data, customer lists, and all other information relating to customers, representatives, distributors and suppliers and other information including advertising materials) and copies of all accounting books, records, ledgers and electronic data processing materials (collectively, the "Records");

            (iv) all claims of the Seller against third parties relating to the Assets, whether choate or inchoate, known or unknown, contingent or otherwise;

            (v) all the Assigned Contracts (the "Assigned Contracts");

            (vi) all transferable prepayments, contractual deposits and other funds to be received for services to be performed after the Closing;

            (vii) those physical assets critical to the operation of the business as set forth on Schedule 2.1(vii);

            (viii) the goodwill associated with or attributable to the Seller's Intellectual Property;

            (ix) the equipment that the Seller used or uses for the development, production and testing of the Battery Brain Product, and which is owned by or licensed to or registered in the name of Seller, including without limitation the equipment that is listed in Schedule 2.1(vii); and

            (x) all other properties and assets of every kind and, character or description, tangible or intangible owned by the Seller or the Principal and used or held for use in connection with the Battery Brain Product.

The assets, properties and rights to be conveyed, sold, transferred, assigned and delivered to Purchaser pursuant to this Agreement are sometimes hereinafter collectively referred to as the "Assets".

      2.2   No Liabilities Transferred.

            Except as set forth on Schedule 2.2 attached hereto (the "Assumed Liabilities"), Purchaser shall not assume or otherwise be bound by or responsible or liable for any Unassumed Liability or any other liability, duty or obligation incurred by the Seller or the Principal or any liability, duty or obligation arising out of a breach, violation or default by the Seller or the Principal of or under any Law or Contract (including any event occurring or fact or circumstance existing as of or prior to the Closing Date that, with the passage of time or the giving of notice or both, may become such a breach, violation or default).

            Purchaser shall be responsible for settling the Greenberg Claim (as defined on Schedule 2.2 hereof) and any and all Damages in connection therewith.

      2.3 Transfer of Assets. The transfer of the Assets as herein contemplated shall be made by the Seller, free and clear of all Encumbrances of any kind or nature and shall be effected by such bills of sale, endorsements, assignments, drafts, checks, deeds and other instruments of transfer, conveyance and assignment as shall be necessary or appropriate to transfer, convey and assign the Assets to the Purchaser on the Closing Date as contemplated by this Agreement and as shall be requested by the Purchaser. The Seller shall, at any time and from time to time after the Closing Date, execute and deliver such other instruments of transfer and conveyance and do all such further acts and things as may be reasonably requested by the Purchaser to transfer, convey, assign, and deliver to the Purchaser or to aid and assist the Purchaser in collecting and reducing to possession any and all of the Assets, or to vest in the Purchaser good, valid and legal and beneficial title to the Assets which had been owned by the Seller prior to the Closing.

      Notwithstanding the foregoing, the Assets shall not include the inventory which exists as of the Signing Date and the molds for the Battery Brain which are currently in Italy and China, which shall be purchased by Purchaser for $66,487.

      2.4 Purchase Price. The purchase price for the Assets (the "Purchase Price") shall consist of the following:

      (a)   The cash payment  by  Purchaser  to Seller of One  Hundred  Thousand
($100,000) Dollars (the "Cash Consideration"); provided, however, that the Seller agrees and acknowledges that Purchaser has prior to the date hereof advanced the Seller in excess of the amount of the Cash Consideration and therefore no Cash Consideration is due to the Seller at Closing; and

      (b) The issuance to the Principal by the Purchaser of the number of shares (rounded to the nearest whole share) of Common Stock of the Purchaser (the "Shares"), to be issued in accordance with the instructions of the Seller, which will constitute, as of the Closing Date, twenty (20%) percent of the issued and outstanding shares of Common Stock of the Purchaser on a fully diluted basis as of the Closing Date (the "Equity Consideration"). The parties hereby agree and acknowledge that as of the Closing Date the Purchaser does not have the legal capability to issue said shares; however, the Equity Consideration is to be issued as of the Closing Date.

      (c) The Purchaser agrees to issue to Principal or his designees an additional twenty percent (20%) of the issued and outstanding shares of the Purchaser if prior to the 90th day after the Closing Date $400,000 is not invested in the Purchaser. Said 20% shall be computed on the 91st day after the Closing Date. If less than $400,000 is invested, the amount of shares to be issued to the Principal shall be pro rated based on the actual dollar amount invested. For purposes of this Agreement, if these shares shall be due and issuable to the Principal, said shares shall for all purposes of this Agreement be included in the defined terms "Equity Consideration" and "Shares".

      Transfer  Taxes.  All  municipal,  county,  state  and  federal  sales and transfer Taxes incurred, if any, in connection with the transactions contemplated by this Agreement shall be the responsibility of, and paid promptly by, the Purchaser. Each Party, as appropriate, shall in a timely manner sign and swear to any return, certificate, questionnaire or affidavit as to any matter within its knowledge required in connection with the payment of any such Tax.

      Furthermore, the Parties shall take all actions necessary after the Closing to ensure that the Contemplated Transaction qualifies as a tax-free reorganization under the provisions of Section 368(a)(1)(C) of the Internal
Revenue Code, including without limitation, the prompt dissolution of the Seller.

3.    THE CLOSING.

      3.1 Closing Date. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of the Purchaser, simultaneous with the execution and delivery of this Agreement (such date and time of the Closing is referred to herein as the "Closing Date").

      3.2 Deliveries by the Purchaser at the Closing. At the Closing, the Purchaser shall deliver to the Seller the following:

            (a)   the Consulting Agreement, duly executed by the Purchaser;

            (b)   the good standing certificate described in Section 8.6; and

            (c) such other instruments and certificates as may be reasonably requested by the Seller.

      3.3 Deliveries by the Seller at the Closing. At the Closing, the Seller and the Principal shall deliver to the Purchaser the following:

            (a) all tangible manifestations of Seller's Intellectual Property, including, without limitations, technical documents (hardware and software design documents and test results), modules, source code, marketing documents (brochures, white papers and advertising) and manufacturing files;

            (b)   the Equipment;

            (c) copies, certified by an authorized officer or director of Seller, of minutes or resolutions of the board of directors and shareholders'
meeting of Seller, which shall not have been rescinded or modified, unconditionally authorizing the execution of this Agreement and the performance of the transactions contemplated hereby;

            (d) documents reasonably satisfactory to Purchaser and its counsel evidencing that any approvals and consents have been obtained and are in full force and effect, including, without limitation, any consents required for the assignment of the Assets to the Purchaser;

            (e)   the good standing certificate described in Section 7.6;

            (f)   the Consulting Agreement, duly executed by the Principal;

            (g) the Records; and

            (h) such other instruments and certificates as may be requested by the Purchaser.

      3.4 Power of Attorney. Effective upon the Closing Date, the Seller hereby irrevocably constitutes and appoints the Purchaser, its successors and assigns, the true and lawful attorney of the Seller with full power of substitution, in the name of the Purchaser, or the name of the Seller, on behalf of and for the benefit of the Purchaser, to collect all items being transferred, conveyed and assigned to the Purchaser as provided herein, to endorse, without recourse, checks, notes and other instruments in the name of the Seller which have been transferred to the Purchaser, to institute and prosecute, in the name of the Seller or otherwise, all proceedings which the Purchaser may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Assets, to defend and compromise any and all actions, suits or proceedings in respect of any of the Assets subject to the Seller's indemnification obligations under this Agreement, and to do all such acts and things in relation thereto as the Purchaser may deem reasonably advisable. The Seller agrees that the foregoing powers are coupled with an interest and shall be irrevocable by the Seller directly or indirectly by the dissolution of the Seller or in any manner or for any reason. The Seller further agrees that the Purchaser shall retain for its own account any amounts collected pursuant to the foregoing powers, and the Seller shall promptly transfer and deliver to the Purchaser any cash or other property received by the Seller after the Closing Date relating to the Assets.

4. REPRESENTATIONS AND WARRANTIES OF THE SELLER. The Seller and the Principal, jointly and severally, hereby represent and warrant to the Purchaser as follows:

      4.1 Organization and Good Standing. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. The Seller has all requisite corporate or other power to own, operate and lease the Assets and carry on its business as the same is now being conducted. Complete and correct copies of the Certificate of Incorporation and Bylaws of the Seller, as currently in effect, have been delivered to the Purchaser.

      4.2   Capitalization  of the Seller. The  authorized  capital stock of the

Seller consists of 1,000 shares of common stock, no par value. All of the outstanding shares of the capital stock of the Seller are validly issued, fully paid and non-assessable. The Principal is the only legal and beneficial owner of the shares of the Seller. There are, and at the Closing there will be, no outstanding subscriptions, options, rights, warrants, convertible securities, preemptive rights or other agreements, or understandings with respect to the voting, sale, transfer, rights of first refusal, rights of first offer, proxy or registration or calls, demands or commitments of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of the Seller, whether directly or upon the exercise or conversion of other securities. There are, and at the Closing there will be, no outstanding contractual obligations of the Seller or the Principal to repurchase, redeem or otherwise acquire any shares of their respective capital stock or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Seller does not and has never maintained any stock, partnership, joint venture or any other security or ownership interest in any other Person.

      4.3 Authority Relative to Agreement. The Seller has all requisite power and authority, corporate or otherwise, to execute, deliver and perform its obligations under this Agreement and has taken all action, corporate or otherwise, necessary in order to execute and deliver this Agreement and all other instruments or agreements to be executed in connection herewith and to consummate the Contemplated Transactions. This Agreement has been duly executed and delivered by the Seller and the Principal. This Agreement constitutes the valid and binding obligation of the Seller and the Principal, enforceable against each of them in accordance with its terms.

      4.4 Absence of Conflict. Neither the execution and delivery of the Transaction Documents by the Seller or the Principal nor the consummation of the Contemplated Transactions by the Seller or the Principal will (a) violate, conflict with, result in a breach or termination of, constitute a default under or give rise to a right to terminate, amend, cancel or accelerate (or an event which, with notice or lapse of time or both, would constitute the same) (i) any Contract to which the Seller or the Principal is a party or by which any of their respective properties or assets is bound, (ii) the Certificate of Incorporation or Bylaws of the Seller, or (iii) any Law, order of a Governmental Body or any other restriction of any kind or character applicable to the Seller or the Principal or any of their respective properties or assets, or (b) result in the creation or imposition of any Encumbrance upon any Asset or any other property or asset of the Seller or the Principal.

      4.5 Consents and Approvals. No consent, waiver, registration, certificate, approval, grant, franchise, concession, permit, license, exception or authorization of, or declaration or filing with, or notice or report to, (a) any Governmental Body or (b) any other Person (including, but not limited to, any party to a Contract of the Seller (collectively, the "Seller Approvals"), is required in connection with the execution, delivery and performance of the Transaction Documents by the Seller or the Principal.

      4.6   intentionally omitted

      4.7 Litigation. There is no action, suit, hearing, inquiry, review, proceeding or investigation by or before any court or Governmental Body pending, or threatened against or involving the Seller or the Principal or with respect to the activities of any employee or agent of the Seller. Neither the Seller nor the Principal has received any notice of any event or occurrence which could result in any such action, suit, hearing, inquiry, review, proceeding or investigation.

      4.8   Tax Matters.

            (a) The Seller and the Principal have filed or caused to be filed on a timely basis all Tax Returns that are or were required to be filed by them, pursuant to the Laws or administrative requirements of each Governmental Body with taxing power over it or its assets. As of the time of filing, all such Tax Returns correctly reflected the facts regarding the income, business, assets, operations, activities, status, and other matters of the Seller and any other information required to be shown thereon. An extension of time within which to file any such Tax Return that has not been filed has not been requested or granted. The Seller and the Principal have delivered to the Purchaser true, complete and correct copies of all Tax Returns filed by them for the last six years. There are no state, local and foreign jurisdictions in which the Seller has previously filed or currently file Tax Returns, other than New Jersey, which is the only state, local or foreign taxing jurisdictions in which the Seller has been or are required to file Tax Returns. There is no audit, action, suit, claim, proceeding or any investigation or inquiry, whether formal or informal, public or private, now pending or threatened against or with respect to the Seller or the Principal in respect of any Tax. There are no Encumbrances for Taxes upon the Assets.

            (b) With respect to all amounts in respect of Taxes imposed on the Seller and the Principal or for which they are or could be reasonably liable, whether to Governmental Bodies (as, for example, under Law) or to other Persons (as, for example, under tax allocation agreements), with respect to all taxable periods or portions of periods since their inception through the Closing, (i) all applicable tax laws and agreements have been complied with in all material respects, (ii) all such amounts required to be paid by the Seller or the Principal to Governmental Bodies or others on or before the date hereof have been paid, and (iii) reserves have been established for the payment of all Taxes not yet due and payable, which reserves are reflected in the Seller Financial Statements and are adequate and in accordance with the past custom and practice of the Seller.

            (c) As of the date hereof, neither the Seller nor the Principal has requested, executed or filed with the IRS or any other Governmental Body any agreement or other document extending or having the effect of extending the period for assessment or collection of any Taxes for which the Seller or the Principal could be liable and which still is in effect.

            (d) There exists no tax assessment, proposed or otherwise, against the Seller or the Principal nor any lien for Taxes against any assets or property of the Seller or the Principal.

            (e) All Taxes that the Seller or the Principal are or were required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

            (f) Neither the Seller nor the Principal is a party to, bound by or subject to any obligation under any tax sharing, tax indemnity, tax allocation or similar agreement.

            (g) There is no claim, audit, action, suit, proceeding, or investigation with respect to Taxes due or claimed to be due from the Seller or the Principal or of any Tax Return filed or required to be filed by the Seller or the Principal pending or threatened against or with respect to the Seller or the Principal.

            (h) Neither the Seller nor the Principal has filed a consent pursuant to Section 341(f) of the Code (or any corresponding provision of state, local or foreign income tax law) or agreed to have Section 341(f)(2) of the Code (or any corresponding provision of state, local or foreign income tax law) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Seller or the Principal.

      4.9 No Brokers or Finders. The Seller and the Principal have not, nor have any of their respective Affiliates, officers, directors or employees on their behalf, employed any broker or finder or incurred any liability for any brokerage or finder's fee or commissions or similar payment in connection with any of the Contemplated Transactions.

      4.10 Financial Statements. The Seller has never prepared financial statements other than its Tax Returns. Notwithstanding, there has been no material adverse change in the business, operations or financial condition of the Seller or any event, condition or contingency that could reasonably be expected to result in such a material adverse effect with respect to the Seller or its business.

      4.11 Compliance with Law. The operations of the Seller have been conducted in all material respects in accordance with all applicable Laws including without limitation any Laws pertaining to the insurance industry. Neither the Seller nor the Principal has received any notification of any asserted present or past failure to comply with any such Laws, and the Seller is in compliance in all respects with all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in any such Laws. The Seller Licenses constitute all licenses, permits, orders, certificates, authorizations or other approvals of Governmental Bodies required for the conduct of its business under applicable Laws. The Seller is not in violation of any such Seller License. All such Seller Licenses are in full force and effect, and to Seller's knowledge, no suspension or cancellation thereof has been threatened.

      4.12  Title to Property; Sufficiency; Encumbrances.

            (a) The Seller owns all the properties and assets used by it in the conduct of its business, including, without limitation, the Assets, and with respect to contract rights, is a party to and enjoys the right to the benefits of all Contracts used in or relating to the conduct of its business. The Seller has good and marketable title to, or, in the case of leased assets, valid and subsisting leasehold interests in, all of its assets and properties (including, without limitation, the Assets), free and clear of all Encumbrances.

            (b) Following the consummation of the Contemplated Transactions, the Purchaser will own, pursuant to good and marketable title, or lease, under valid and subsisting leases, or otherwise retain its respective interest in, the Assets without incurring any penalty or other adverse consequence, including, without limitation, any increase in rentals, royalties, or licenses or other fees imposed as a result of, or arising from, the consummation of the Contemplated Transactions.

      4.13  Intellectual Property Rights.

      (a) The Seller's Intellectual Property constitutes all of the Intellectual Property related to or used or held for use in connection with the Battery Brain Product (including future development of the Battery Brain Product) that is owned by, licensed to, or registered in the name of, the Seller.

      (b) The Seller has not (i) licensed any of the Seller's Intellectual Property in source code form or any other form to any party, or (ii) entered into any agreements granting exclusive or other rights to any of the Seller's Intellectual Property.

      (c) There are no (i) licenses, sublicenses and other agreements as to which Seller is a party and pursuant to which any person is authorized to use any of the Seller's Intellectual Property, and (ii) licenses, sublicenses and other agreements as to which Seller is a party and pursuant to which Seller is authorized to use any third party Intellectual Property including any patents, trademarks or copyrights, including software ("Third Party Intellectual Property Rights") which are incorporated in, are or form a part of the Battery Brain Product.

      (d) To the best of Seller's knowledge, there is no authorized use, disclosure, infringement or misappropriation of any Seller Intellectual Property rights by any third party, including any customer, shareholder, employee, consultant or former employee or consultant of Seller; and no unauthorized use, disclosure, infringement or misappropriation of any Third Party Intellectual Property rights by Seller or any third party, including any customer, shareholder, employee, consultant or former employee or consultant of Seller.

      (e) Seller has not entered into any agreements to indemnify its Customers or any other third party against any charge of infringement of any Seller's Intellectual Property.

      (f) All patents, patent applications, registered trademarks, trademark applications, service marks and copyrights that are owned by the Seller and constitutes part of the Seller's Intellectual Property, have been delivered to Purchaser and are valid and in good standing with all fees and filings due as of the Closing Date duly made.

      (g) Seller (i) has not been sued in any suit, action, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, which involves the Seller's Intellectual Property, a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party;
(ii) has not received any written notice that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party; and (iii) has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. To the best knowledge of Seller, no suit, action, proceeding, claim, arbitration or investigation detailed in items (i) through
(iii) is threatened against the Seller. There is no judgment, decree or order against Seller that could prevent, enjoin or materially alter or delay any of the transactions contemplated by this Agreement.

      (h) Seller has  secured  valid  written  assignments  from all current and former employees, consultants and any other person who contributed or participated in the development or in the conception and development of portions of Seller's Intellectual Property ("Consultants"), and such Consultants have executed nondisclosure agreements in a form that has been made available to the Purchaser, other than Danny Greenberg.

      (i) Seller has taken all commercially reasonable necessary and appropriate steps to protect and preserve the confidentiality of all Seller's Intellectual Property not otherwise protected by patents, patent applications or copyright ("Confidential Information"). All use, disclosure or appropriation of
Confidential Information owned by Seller by or to a third party has been pursuant to the terms of a written agreement between Seller and such third party, except to the extent that the failure to enter into a written agreement did not or will not have a material adverse effect on the Purchaser. All use, disclosure or appropriation of Confidential Information not owned by Seller has been pursuant to the terms of a written agreement between Seller and the owner of such Confidential Information, or is otherwise lawful.

      (j) There are no actions that must be taken by Seller within one hundred and eighty (180) days following the date of this Agreement that, if not taken, will result in the loss of any of Seller's Intellectual Property, including the payment of any registration, maintenance or renewal fees or the filing of any responses, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any of the Seller's Intellectual Property.

      (k) All of the rights and interests possessed by Seller in Seller's Intellectual Property are fully and completely transferable and assignable to Purchaser, free and clear of any Encumbrances, and no consent or approval of any third party is required for such transfer and assignment.

      (l) Except as would not otherwise materially impair Seller's ability to account for, enforce its rights under, make use of, understand or memorialize Seller's Intellectual Property, Seller has taken all reasonable steps, in accordance with normal industry practice, to preserve and maintain notes and records relating to Seller's Intellectual Property to cause the same to be readily understood, identified and available.

      (m) All software or other embodiments of Seller's Intellectual Property, upon delivery to the Purchaser, shall be in good working order, regularly and property maintained and tested, shall to the best of Seller's knowledge substantially meet the specifications set forth in the documentation for such item, and shall function properly and is suitable and adequate for use in the ordinary course of business. Any software under development is transferred "as is."

      4.14  Contracts.

      (a) Schedule 4.14 contains a true, complete and accurate list of all Contracts, whether written or oral, to which the Seller is a party or by which any of the Assets are bound (each, an "Assigned Contract"). The Seller has no obligations under, and is not a party to any consulting or other Contract with independent agents, sales representatives or other Persons which are not listed on Schedule 4.14. The Seller is not a party to any Assigned Contract that is subject to renegotiation or as to which the Seller has been advised that the Assigned Contract will be terminated. The Seller is not obligated under any loan agreement, promissory note or other evidence of indebtedness as a signatory, guarantor or otherwise and has not otherwise guaranteed the performance by any Person of the obligations of such Person under any Contract.

            (b) No consent of any party to any Assigned Contract is required in connection with the execution, delivery and performance of this Agreement or the Contemplated Transactions.

            (c) The Seller is not in default under any Assigned Contract, nor has any event occurred, which through the passage of time or the giving of notice, or both, would constitute a default by the Seller, would cause the acceleration of any of the Seller's obligations thereunder, would result in the creation of any Encumbrance or restriction on any of the Assets. No third party is in default under any lease or contract to which the Seller is a party, nor has any event occurred that, through the passage of time or the giving of notice, or both, would constitute a default thereunder.

            (d) Neither the Seller nor the Principal is a party to or bound by any Contract which (i) limits the Seller or the Principal from competing in any line of business or with any Person or in any geographic area or during any time period or (ii) grants any Person any preferential right to purchase from the Seller or the Principal, any properties or assets of the Seller or the Principal or of any capital stock, or securities convertible into, any capital stock of the Seller.

      4.15 Affiliated Transactions. No Affiliate or other family member (i) has borrowed or has been advanced funds from or loaned funds to the Seller, (ii) is a party to a Contract with the Seller or (iii) has engaged in any transaction with the Seller.

      4.16 Ordinary Course. The business has been conducted only in the ordinary and usual course of business consistent with past practice. Without limiting the generality of the foregoing, the Seller has not: (i) suffered any adverse change in its financial condition, the business or operations or in the Assets; or (ii) sold, transferred, or otherwise disposed of any material portion of its properties or Assets.

      4.17 Employee Matters. The Seller is not (a) a party to any union, collective bargaining or similar agreement; (b) providing or obligated to provide any profit sharing, deferred compensation, bonus, savings, stock option, stock purchase, pension, consulting, retirement, welfare or other incentive plan or agreement; (c) providing or obligated to provide "fringe benefits" or any employee perquisites to employees, including, without limitation, vacation, sick leave, medical, hospitalization, insurance and related benefits; or (d) a party to any employment or consulting agreement not terminable upon notice without penalty. The Seller has no employees. No present or former employee of the Seller has any claim on account of or for bonuses, vacation, time off earned or otherwise.

      4.18 Records. The Records are the true books and records of the business of the Company and truly and accurately reflect the underlying facts and transactions. The Records and the Seller's Intellectual Property contain all the documentation required to operate the business constituting the Battery Brain Product after the Closing Date as presently operated and no other records or documents exist which are necessary to operate the business.

      4.19  Investment Representations and Acknowledgement.

      (a) The Principal understands that the Shares have not been registered under the Securities Act of 1933 as amended (the "Securities Act"). The Principal also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon the Principal's and Seller's representations contained in the Agreement.

      (b) The Principal further represents and warrants as follows:

            (i) Economic Risk. The Principal has substantial experience in evaluating private placement transactions of securities in companies similar to the Purchaser so that it is capable of evaluating the merits and risks in the transaction contemplated herein and has the capacity to protect its own interests. The Principal must bear the economic risk of this purchase indefinitely unless the Shares are registered pursuant to the Securities Act, or an exemption from registration is available. The Principal also understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow the Principal to transfer all or any portion of the Shares under the circumstances, in the amounts or at the times the Principal might propose.

            (ii) Purchase for Own Account. The Principal is acquiring the Shares for the Seller's own account for investment only, and not with a view towards their distribution.

            (iii) Principal Can Protect its Own Interest. The Principal represents that by reason of its, or of its management's, business or financial experience, the Principal has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement.

            (iv) Purchaser Information. The Principal has received and read this Agreement, all the filings made by the Purchaser with the Securities and Exchange Commission and has had an opportunity to discuss the Purchaser's business, management and financial affairs with the directors, officers and management of the Purchaser. The Principal has also had the opportunity to ask questions of, and receive answers from the Purchaser and its management regarding the terms and conditions of transactions contemplated herein.

      (c) Transfer Restrictions. The Principal acknowledges and agrees that the Shares are subject to restrictions on transfer as set forth in the applicable provisions of the Securities Act and any other applicable securities laws. Each certificate representing the Shares shall be endorsed with a legend as required under applicable securities laws.

      4.21 Accuracy. All representations, warranties and certifications contained in this Agreement, including any schedules delivered herewith, and all the other documents delivered in connection with this Agreement and the Contemplated Transaction delivered directly or indirectly by the Seller or the Principal are true, correct and complete, do not contain any statement which is false or misleading with respect to a material fact and do not omit to state a material fact necessary in order to make the statements herein and therein not false or misleading.

       5. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser hereby represents and warrants to the Seller as follows:

      5.1 Organization and Good Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah. The Purchaser has all requisite corporate or other power to own, operate and lease its properties and carry on its business as the same is now being conducted.

      5.2 Authority Relative to Agreement. The Purchaser has all requisite power and authority, corporate or otherwise, to execute, deliver and perform its obligations under this Agreement and has taken all action, corporate or otherwise, necessary in order to execute and deliver this Agreement and all other instruments or agreements to be executed in connection herewith and to consummate the Contemplated Transactions. This Agreement has been duly executed and delivered by the Purchaser. This Agreement constitutes the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to laws relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, marshaling or other laws and rules of law affecting the enforcement generally of creditors' rights and remedies (including such as may deny giving effect to waivers of debtors' or guarantors' rights). Notwithstanding anything contained herein to the contrary, the Parties agree and acknowledge that until and unless the shareholders of Purchaser duly authorize the increase in the authorized share capital of the Purchaser, the Shares cannot be validly issued; notwithstanding, the Shares are issuable as of the dates provided for in this Agreement.

      5.3 Absence of Conflict. Neither the execution and delivery of the Transaction Documents by the Purchaser nor the consummation of the Contemplated Transactions by the Purchaser will (a) violate, conflict with, result in a breach or termination of, constitute a default under or give rise to a right to terminate, amend, cancel or accelerate (or an event which, with notice or lapse of time or both, would constitute the same) (i) any material Contract to which the Purchaser is a party or by which any of its properties or assets is bound;
(ii) the Certificate of Incorporation or Bylaws of the Purchaser or (iii) any Law, order of a Governmental Body or any other restriction of any kind or character applicable to the Purchaser or any of its properties or assets; or (b) result in the creation or imposition of any Encumbrance upon any properties or assets of the Purchaser except where any such violation, conflict, breach, termination, default, amendment, cancellation, acceleration or Encumbrance would not have a material adverse effect on the Purchaser or the Contemplated Transactions.

      5.4 Consents and Approvals. No consent, waiver, registration, certificate, approval, grant, franchise, concession, permit, license, exception or authorization of, or declaration or filing with, or notice or report to, (a) any Governmental Body and (b) any other Person (including, but not limited to, any party to a Contract of the Purchaser), is required in connection with the execution, delivery and performance of the Transaction Documents by the Purchaser, other than approvals which have already been obtained and except where the failure to obtain any such approval would not have a material adverse effect on the Contemplated Transactions.

      5.5 No Brokers or Finders. The Purchaser has not, nor have any of its Affiliates, officers, directors or employees on behalf of the Purchaser, employed any broker or finder or incurred any liability for any brokerage or finder's fee or commissions or similar payment in connection with any of the Contemplated Transactions.

      5.6 The Shares. The Shares are duly authorized, fully paid, and non-assessable, and represent no less than twenty (20%) percent of the share capital of the Purchaser on a fully-diluted basis as of the Closing Date. If the Shares contemplated by Section 2.4(c) above are issued to the Principal, said Shares shall be duly authorized, fully paid and non-assessable and shall represent the appropriate percentage of the share capital of the Purchaser pursuant to the terms of Section 2.4(c). The Shares shall be validly issued immediately upon the Purchaser being duly authorized to do so. The Shares are free and clear of any Encumbrances, other than as imposed by applicable securities laws.

      5.7 Accuracy. All representations, warranties and certifications contained in this Agreement, including any schedules delivered herewith, and all the other documents delivered in connection with this Agreement and the Contemplated Transaction delivered directly or indirectly by the Purchaser are true, correct and complete, do not contain any statement which is false or misleading with respect to a material fact and do not omit to state a material fact necessary in order to make the statements herein and therein not false or misleading.

      6. POST-CLOSING COVENANTS.

      6.1 Directors. Following the Closing, the Board of Directors of the Purchaser shall consist of five (5) members. The Principal shall be entitled to appoint 40% of the representatives to the Board of Directors of the Purchaser (the "Levinas Directors"). Upon any retirement, resignation, death or disability of any Levinas Director, the Principal shall have the sole right to appoint a replacement.

      6.2 Registration Rights. Purchaser and the Principal mutually agree to negotiate, in good faith, an agreement regarding the registration rights of the Principal for the Shares. The Principal shall be entitled to equal registration rights with the controlling shareholders of the Purchaser, pro rata in accordance with their holdings in the Purchaser, subject to a lock-up agreement.

      6.3 Additional Investment. The parties agree that the Purchaser shall use its best efforts to achieve the following goals within two (2) years after the Closing Date:

      (a) Consummate an equity raise for the Purchaser of not less than one million five hundred thousand ($1,500,000) dollars at a Purchaser post-money valuation of not less than twelve million ($12,000,000) dollars; provided, that all equity raises within 120 days after the Closing Date which are based on a post-money valuation which is $10,500,000 or greater, shall be counted toward the $1,500,000; or

      (b) Generate revenue for the Battery Brain Product in the aggregate amount of two million ($2,000,000) dollars.

      If the Purchaser does not achieve either (a) or (b) at any time on or prior to the second anniversary of the date hereof, the Principal shall be entitled to receive, on the second anniversary date of the Closing Date, shares in the Purchaser which equal 20% of the outstanding share capital of the Purchaser on a fully-diluted basis (calculated as of said date).

      6.5 Right of First Refusal. If the Purchaser shall for any reason cease to manufacture, sell or otherwise cease to be involved in the Battery Brain Product, then the Principal shall have the right to purchase the Battery Brain Product from the Purchaser. The price and other terms of such right shall be negotiated between the parties.

7. INDEMNIFICATION.

      7.1 Indemnification by the Purchaser. The Purchaser shall indemnify and hold harmless the Seller, the Principal and their respective Affiliates, officers, directors, stockholders, employees and agents and the successors and assigns of all of them, and shall reimburse each of them for any loss, liability, claim, damage, expense (including, but not limited to, costs of investigation and defense and attorneys' fees) (collectively, "Damages"), arising from or in connection with any Damages resulting directly or indirectly from the transaction contemplated by this Agreement, including without limitation, the Greenberg Claim.

      7.2 Tax Loan. If there are any Taxes imposed on Principal and/or Seller as a result of the receipt of the Shares, the Purchaser agrees to lend the Principal and/or Seller, as the case may be, the amount of Damages owed as a result thereof. Said loan shall be for a period of not less than 10 years.

8.    MISCELLANEOUS.

      8.1 Entire Agreement. This Agreement contains, and is intended as, a complete statement of all of the terms and the arrangements between the Parties with respect to the matters provided for, supersedes any previous agreements and understandings between the Parties with respect to those matters, including without limitation the Letter of Intent, is not intended to confer upon any other Person any rights or remedies hereunder, and cannot be changed or terminated orally.

      8.2 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

      8.3 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York applicable to agreements made and to be performed therein without giving effect to conflicts of law principles. Each of the Parties agree to submit to the jurisdiction of the federal or state courts located in the City of New York in any actions or proceedings arising out of or relating to this Agreement. Each of the Parties, by execution and delivery of this Agreement, expressly and irrevocably (i) consent and submit to the personal jurisdiction of any of such courts in any such action or proceeding; (ii) consent to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to such party as set forth in Section 12.6 below and (iii) waive any claim or defense in any such action or proceeding based on any alleged lack of personal jurisdiction, improper venue or forum non conveniens or any similar basis. EACH OF THE UNDERSIGNED HEREBY WAIVES FOR ITSELF AND ITS PERMITTED SUCCESSORS AND ASSIGNS THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING INSTITUTED IN CONNECTION WITH THIS AGREEMENT.

      8.4 Further Assurances. In case at any time after the Closing, any further action or the execution and delivery of any additional documents or instruments shall be necessary or desirable to carry out the purposes of this Agreement and render effective the consummation of the Contemplated Transactions, the Parties shall take such actions and execute such additional documents and instruments as may be reasonably requested by any other Party.

      8.5 Headings. The table of contents and section headings contained in this Agreement are solely for the purpose of reference, are not part of the Agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. All references in this Agreement to Sections, Schedules and Exhibits are to sections, schedules and exhibits to this Agreement, unless otherwise indicated.

      8.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when (a) delivered by hand, (b) transmitted by facsimile (and confirmed by return facsimile), or (c) delivered, if sent by Express Mail, Federal Express or other nationally recognized overnight delivery service or registered or certified mail, return receipt requested, to the addressee at the following addresses or facsimile numbers (or to such other addresses, or facsimile number as a party may specify by notice given to the other party pursuant to this provision):

      If to the Purchaser, to:

      Datigen.com, Inc.
      c/o David Lubin & Associates
      92 Washington Avenue
      Cedarhurst, NY 11516
      Facsimile No.: (516) 569-5053

      If to the Seller or the Principal, to:


      Aharon Y. Levinas
      8-04 Arnot Place
      Fair Lawn, NJ 07410

      Tel:  201-703-1082/201-805-8269

      8.7 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and heirs and representatives. Except as specifically set forth herein, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person who is not a Party. The Seller and the Principal shall not assign this Agreement or of any their rights or obligations hereunder without the prior written consent of the Purchaser.

      8.8...Counterparts. This Agreement may be executed in any number of counterparts and by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the Parties hereto have executed this instrument as of the date and year first above written.

                              DATIGEN.COM, INC.

                              By:   /s/ Amir Uziel
                                    -------------------------
                                    Name:  Amir Uziel
                                    Title: President

                              PURISYS, INC.

                              By:   /s/ Aharon Y. Levinas
                                    -------------------------
                                    Name:  Aharon Y. Levinas
                                    Title: President

                              /s/ Aharon Y. Levinas
                              -------------------------------
                              Aharon Y. Levinas, individually

                               DISCLOSURE SCHEDULE

      This Disclosure Schedule is made and given pursuant to the Asset Purchase Agreement dated as of March 23, 2005 (the "Agreement") among Purisys Inc., Datigen.com, Inc. and Aharon Levinas. Unless the context otherwise requires, all capitalized terms used in this Disclosure Schedule shall have the respective meanings ascribed to such terms in the Agreement.

      The information, descriptions and disclosures contained in a particular part of the Disclosure Schedule will be deemed to be automatically disclosed in
(a) another part of the Disclosure Schedule if a cross reference to such other part of a schedule is made, and (b) any other part of the Disclosure Schedule where relevance of such disclosure to another numbered or lettered part would be reasonably apparent from such disclosure, notwithstanding any reference to "None" with respect to any part of the Disclosure Schedule.

                                                               Schedule 2.1(vii)

                           Physical Assets; Equipment

Five sets of a telephone system
Two Computers
Three Printers
IC programmer

                                                                    Schedule 2.2

                               Assumed Liabilities

1. Purchaser shall assume all warranties and service the Battery Brain Products which have been sold prior to the Closing Date

2. Purchaser is aware of a claim by Danny Greenberg, an Israeli engineer who claims he was involved in the initial design of the Battery Brain Product (the "Greenberg Claim")

                                                                   Schedule 4.14

                                    Contracts

Agreement dated November 23, 2002 between Aharon Y. Levinas and Purisys Inc. and Mrs. Deng Man, and the Patent Registration Statement

Memorandum dated August 20, 2001 between China National Aer-Technology Imp & Exp Corp and Purisys Inc.

Sales Representative Agreement dated as of July 10, 2001 by and between Purisys Inc. and IAT Automotive, Inc.

Letter with Purisys Inc. and Debora Friedman dated November 20, 2001

Proprietary Information Agreement dated as of September 12, 2001 between Exide Technologies and Purisys Inc.

Other confidentiality agreements with third parties